BERTELSMANN ACQUIRES CRESCERA STAKE IN AFYA; NEW DIRECTOR APPOINTED

NOVA LIMA, MINAS GERAIS, Brazil, June 07, 2021 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that it was notified by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional”, of the sale of the entirety of its 23,074,134 Class B common shares of Afya to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”.

Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In addition, Bertelsmann has had Daulins Emilio, the Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, as representative on Afya’s board since 2019.

According to Afya’s articles of association and shareholders agreement between the Esteves family and Crescera Educacional, Bertelsmann has the right to acquire Crescera Educacional’s Class B common shares and accede to the shareholders’ agreement. Upon consummation of the acquisition, Bertelsmann is expected to have the right to appoint the three members of Afya’s board of directors currently appointed by Crescera Educacional. The transaction is subject to anti-trust approval and customary closing conditions.

In accordance to the transaction, the Company announces to the market the following adjusts to the Board of Directors: a) resignation of Felipe Argalji, as a member indicated by Crescera; b) reappointment of Daulins Emílio to occupy the vacant position from Crescera and c) the appointment of Paulo Passoni as member of the Board, indicated jointly by the Family Esteves and Crescera, in connection with the SoftBank investment previously announced by the Company. Until the closing of the transaction the members indicated by Crescera, Daniel Borghi and Laura Guaraná, will hold their position as board members.

Daniel Borghi, Co-CEO of Crescera Capital, noted that “Bertelsmann has been a partner with us in our investment in Afya since its inception. We are delighted that Afya will continue to benefit from one of the world’s leading media companies with a significant footprint in the education sector.”

About Bertelsmann

Bertelsmann is a media, services and education company that operates in about 50 countries around the world. It includes the broadcaster RTL Group, the trade book publisher Penguin Random House, the magazine publisher Gruner + Jahr, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group and Bertelsmann Investments, an international network of funds. The company has around 130,000 employees and generated revenues of €17.3 billion in the 2020 financial year. Bertelsmann stands for creativity and entrepreneurship. This combination promotes first-class media content and innovative service solutions that inspire customers around the world.

About Crescera Capital

Founded in 2008, Crescera Capital is an independent asset management firm based in Brazil with R$5.2 billion in assets under management focused on two main investment strategies: private equity and venture capital. Crescera focuses on sectors in which it has significant expertise: education, healthcare, technology and consumer, retail and services. By combining its extensive knowledge of Brazilian markets with deep industry expertise, Crescera seeks to position itself as a partner of choice for leading Brazilian entrepreneurs and family-owned companies, adding significant value through hands-on governance, strategic inputs, as well as capital for growth.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br